SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of December 30, 2003

KLM Royal Dutch Airlines
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ☒         Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐         No   ☒

INTRODUCTION
FORWARD LOOKING STATEMENTS
OPERATING AND FINANCIAL REVIEW
UNAUDITED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003
UNAUDITED RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003
UNAUDITED CASH FLOW FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

•	INTRODUCTION

•	FORWARD LOOKING STATEMENTS

•	OPERATING AND FINANCIAL REVIEW

•	UNAUDITED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003

•	UNAUDITED RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

•	UNAUDITED CASH FLOW FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

•	NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

INTRODUCTION

This report contains unaudited condensed consolidated interim financial statements (including the notes thereto) for the six-month period ended as of September 30, 2003, including a reconciliation of net income and shareholders’ equity to US GAAP and the related group financial review under Netherlands GAAP.

Unless otherwise specified or the context otherwise requires, “KLM”, “KLM Group” and “the Company” all refer to KLM Royal Dutch Airlines and its group companies.

FORWARD LOOKING STATEMENTS

This report contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates, management’s beliefs and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including:

•	the airline pricing environment;

•	competitive actions taken by other airlines;

•	general economic conditions;

•	changes in foreign exchange rates and jet fuel prices;

•	governmental and regulatory actions and political conditions;

•	developments affecting labor relations or the Company’s airline partners;

•	the outcome of any material litigation;

•	the future level of air travel demand;

•	the Company’s future load factors and yields;

•	the many effects on the Company and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel.

Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S. Securities and Exchange Commission, could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW

The Company’s operating environment in the six months ended September 30, 2003 remained challenging.

The aftermath of the SARS outbreak continued to have an impact on the Company’s operating revenues, which were € 3,036 million, a decrease of 14 percent from the corresponding period in 2002.

Operating income for the six-months ended September 30, 2003 was € 65 million, a decrease of € 117 million (64 percent) from € 182 million for the same period in 2002, arising from a decrease of operating revenues of € 496 million, which was in part compensated by lower operating expenses of € 379 million.

Total operating expenses for the six months ended September 30, 2003 were € 2,971 million compared to € 3,350 million in the corresponding period of 2002. This 11 percent decrease primarily reflected a decrease in capacity levels over the same period, as well as the initial effects of KLM’s structural cost savings program, which was initiated in May 2003. Salaries and benefits for this period in 2003 increased by only € 29 million, or 3 percent, from the corresponding period in 2002, reflecting the combined effect of increases in wages and pension costs and a reduction in employee numbers. In addition, the cost of materials and consumables for this period were € 184 million, a € 51 million (22 percent) decrease from the corresponding period in 2002, mainly due to the effects of a lower US dollar rate compared to the euro. Commercial costs for this period were € 191 million, a decrease of € 78 million, or 29 percent, from the corresponding period in 2002, as a result of a decrease in passenger traffic revenues and lower sales commissions paid to travel agents. Fuel costs for this period decreased by € 58 million, or 13 percent, from the corresponding period in 2002, as increases in aircraft fuel prices were offset by a decrease in volumes and a lower rate of exchange between the US dollar and the euro.

In the six months ended September 30, 2003 pre-tax income was positively influenced by the sale of holdings, due to the sale of the Company’s stake of 9 percent in TUI Nederland N.V. for € 6 million. Furthermore, the Company released € 6 million from provisions, relating to holdings that have been sold in the past few years. These provisions were initially set up to cover any warranties subsequent to such sales.

Net income for the six months ended September 30, 2003 amounted to € 36 million, or € 0.80 per common share, as compared with a net income of € 97 million, or € 2.12 per common share for the same period in 2002.

Cash flow from operating activities for the six months ended September 30, 2003 was € 140 million positive, as compared with € 454 million for the same period in 2002, reflecting the weakening trend in operating income. Net investing cash flow for this period amounted to € 193 million, as compared with € 404 million for the same period in 2002, especially reflecting the impact of sale and lease back transactions of the company’s fleet. Financing cash flow for this period was € 22 million negative, which was attributable to the repayment of long-term debt with respect to financial leases and the funding of new aircraft.

In April 2003, KLM set the first step in implementing phase one of the intercontinental fleet renewal program when two new Boeing 747-400ER freighters entered KLM’s fleet replacing two 747-300 freighters. The first phase, which runs until February 2005, consists of replacing the Boeing 747-300 aircraft by 10 Boeing 777-200ER aircraft and in total 3 Boeing 747-400ER freighters. The last Boeing 747-300 was retired from KLM’s fleet on December 1, 2003. On October 25, 2003, KLM welcomed its first Boeing 777-200ER, which started operating on the Amsterdam-Toronto route. By the end of the year, four Boeing 777-200ERs will have been delivered to KLM.

Due to changing market circumstances, KLM delayed phase two of its fleet renewal program, which is due to start in April 2005 and is now anticipated to run until calendar year 2012. As a consequence, KLM will delay the phasing out of its MD-11 aircraft (which is the youngest aircraft type of the three that are part of the renewal program) from 2008 to 2012 and therefore defer capital expenditure requirements of in excess of € 1 billion.

Transavia has completed the sale of three Boeing 757-200 aircraft and two purchased Boeing 737-700 aircraft entered Transavia’s fleet.

On May 8, 2003, the Company announced its plans to implement a structural cost savings program, aimed at an operating income improvement of € 650 million and a reduction of jobs of 4,500 full time employee equivalents as from April 1, 2005. As at September 30, 2003, € 62 million of cumulative cost savings, which include a reduction of almost 1,400 full time employee equivalents, have been realized, of which € 36 million of cost savings were realized and approximately 600 full time employee equivalents were reduced. The company recorded a reorganization provision of € 75 million in fiscal year 2002/03 of which € 5 million has been used at September 30, 2003. The main part of the costs relate to employee termination benefits. This restructuring provision is expected to be used as follows: € 38 million by the Passenger business, € 14 million by the Cargo business, € 9 million by the E&M business and € 14 million by the other business segment.

On April 11, 2003, the Company sold KLM uk’s low fare business, buzz, to Ryanair. Under Netherlands GAAP, the Company recorded a loss of € 9 million in fiscal year 2002/03 to reflect the net effect of sales proceeds to be received from Ryanair, costs arising from arrangements under the buzz sales agreement (which can be characterized as impairment losses on certain fleet assets) and staff redundancies costs to be borne by KLM uk in connection with the transaction. Under US GAAP, buzz is considered as a discontinued operation from April 11, 2003. Buzz was part of KLM’s Charter/low cost business segment. Certain costs, including impairment charges, totaling € 9 million were recognized in 2002/03. The sales proceeds (€ 20 million) less related operating costs, including termination benefits, were recognized in April 2003 and netted out to be approximately zero.

Litigation

We and our consolidated holdings are involved in various other legal actions. Although we cannot predict the outcome of these actions, on the basis of information currently available and views expressed by counsel, KLM does not expect their outcome to adversely affect the financial position of the company to any material degree.

Hall case

In June 2000, a purported antitrust class action was filed in federal court in North Carolina by a North Carolina travel agent, on behalf of herself and all similarly situated travel agents in the United States, challenging actions by most major U.S. airlines to reduce travel agent base commissions from 8% to 5%. On November 13, 2001, the Court granted the plaintiff’s motion to amend the complaint to include allegations that other commission reductions were the result of unlawful agreements among the airline defendants, and to add several international airlines as defendants, including KLM. On September 18, 2002, the Court entered an Order granting the plaintiffs’ motion for class certification. On October 30, 2003, the Court granted summary judgment against the plaintiff class, dismissing all claims asserted against KLM and most other defendants. The plaintiffs have appealed to the United States Court of Appeals for the Fourth Circuit. We believe that the case is without merit, and intend to continue defending against the claim.

Tam Travel case

On April 9, 2003, a similar antitrust complaint was filed against us, together with eleven U.S. airlines and eight other international airlines, in the federal district court located in Oakland, California. This case, referred to as the Tam Travel Case, was filed on behalf of approximately 50 travel agents who elected to withdraw from the class of plaintiffs in the above mentioned Hall Case. The allegations in the Tam Travel Case are fundamentally similar to the Hall Case; the plaintiffs allege that the defendant airlines conspired to reduce and ultimately eliminate base commissions paid to travel agents. We believe this case is also without merit, and we intend to defend ourselves against the claim. On November 10, 2003, the Judicial Panel on Multidistrict Litigation transferred the Tam Travel case, together with two other similar cases in which KLM is not a defendant, to the federal district court located in Youngstown, Ohio.

	Six months ended	Six months ended
Airline operating data	September 30, 2003	September 30, 2002

KLM
Traffic (in millions of RTKsa)	5,025	5,102
Capacity (in millions of ASKsb)	6,406	6,438
Load factor (%)	78.4	79.2
PASSENGER BUSINESS
Traffic (in millions of RPKsc)	28,951	30,657
Capacity (in millions of ASKsd)	36,167	37,489
Passenger load factor (%)	80.0	81.8
CARGO BUSINESS
Traffic (in millions of RTFKse)	2,144	2,051
Capacity (in millions of ATFKsf)	2,997	2,865
Cargo load factor (%)	71.5	71.6
TRANSAVIA
Traffic (in millions of RPKs)	5,044	5,401
Capacity (in millions of ASKs)	6,571	6,801
Passenger load factor (%)	76.8	79.4

[a]	RTK = Revenue ton-kilometer

[b]	ATK = Available ton-kilometer

[c]	RPK = Revenue passenger kilometer

[d]	ASK = Available seat kilometer

[e]	RTFK = Revenue freight ton-kilometer

[f]	ATFK = Available freight ton-kilometer

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003

		September 30,	March 31,
(in millions of euro)	Note[g]	2003	2003

Fixed assets
Intangible fixed assets		60	66
Tangible fixed assets	6	4,985	4,982
Financial fixed assets		1,227	1,289

		6,272	6,337
Current assets
Operating supplies		211	222
Accounts receivable	7	878	998
Cash and marketable securities		533	608

		1,622	1,828
Current liabilities	1	1,869	2,190

Current assets less current liabilities		(247)	(362)

Assets less current liabilities		6,025	5,975

Long-term debt
Subordinated perpetual debt		509	544
Other long-term debt		3,539	3,427

	2	4,048	3,971
Provisions	3	268	271
Deferred credits	4	212	256
Group equity	5	1,497	1,477

		6,025	5,975

[g]	The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

		Six months ended
		September 30

(in millions of euro; except per share data)	Note[h]	2003	2002

Operating revenues	8	3,036	3,532
Operating expenses	9	2,971	3,350

Operating income	10	65	182
Financial expense		(44)	(47)
Results on sale of assets		7	(2)
Results of holdings	11	7	6
Results on sale of holdings		12	2

Pretax income		47	141
Taxes		(11)	(44)

Net income		36	97

Net income per common share (in euro)i j:
- Basic		0.80	2.12
- Diluted		0.80	2.12
Dividend declared per share		—	—
Average number of common shares outstanding (in thousands)[k]:
- Basic		44,188	45,290
- Diluted		44,188	45,290

[h]	The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements;

[i]	After taking into account the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C;

[j]	As of March 31, 2003 earnings per share calculations are exclusive of any shares held by KLM. Outstanding shares used for the earnings per share calculations are based on the weighted average outstanding shares during the interim periods. The earnings per share figures for the six months ended September 30, 2002 have been adjusted for comparative purposes.

[k]	Excluding shares held by KLM.

UNAUDITED CASH FLOW FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

		Six months ended
		September 30

(in millions of euro)	Note[l]	2003	2002

Net income		36	97
Depreciation		220	242
Changes in provisions		8	42
Changes in operating working capital		(65)	93
Results of holdings		(7)	(6)
Results on sale of holdings		(12)	(2)
Other changes		(40)	(12)

Cash flow from operating activities		140	454
Net capital expenditures on intangible fixed assets		(4)	(16)
Net capital expenditures on tangible fixed assets	12	(202)	(375)
Net capital changes in holdings		11	(13)
Changes in the group of consolidated holdings		2	—

Cash flow from investing activities		(193)	(404)
Cash flow from financing activities		(22)	(121)

Changes in cash and marketable securities		(75)	(71)

[l]	The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

These unaudited condensed consolidated interim financial statements for the six months ended September 30, 2003 should be read in conjunction with KLM’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended March 31, 2003. These unaudited condensed consolidated interim financial statements for the six months ended September 30, 2003 have been prepared on a basis consistent with accounting policies and procedures applied in KLM’s audited consolidated financial statements included in its annual report on Form 20-F for the year ended March 31, 2003. They reflect all normal and recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial condition, results of operations and cash flows of KLM and its subsidiaries for the period presented. Figures for the year ended March 31, 2003 are derived from the audited consolidated financial statements included in its Annual Report on Form 20-F for that year.

The results of the six months ended September 30, 2003 are not necessarily indicative of the results of the operations for the full year ending March 31, 2004.

These unaudited interim financial statements do not include all of the information and notes required by Netherlands Generally Accepted Accounting Principles for complete financial statements.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

1. Current liabilities

	September 30,	March 31,
(in millions of euro)	2003	2003

Current maturity’s of long term debt	167	316
Unearned revenues	577	547
Creditors	550	532
Accruals and other current liabilities	527	765
Taxes	48	30

	1,869	2,190

2. Long term debt

	September 30,	March 31,
(in millions of euro)	2003	2003

Perpetual debts
Subordinated perpetual debts	509	544
Other long-term debt
Bank loans	22	21
Financial lease commitments	3,318	3,295
Other loans	367	427

	3,707	3,743
Of which maturing within one year	(168)	(316)

	4,048	3,971

3. Provisions

	September 30,	March 31,
(in millions of euro)	2003	2003

Post retirement health costs	70	69
Early retirement costs	28	31
Other staff commitments	69	72
Frequent flyer program	26	24
Reorganization and restructuring	70	75
Other provisions	5	0

	268	271

4. Deferred credits

Deferred credits mainly relate to unamortized gains on sale and lease back transactions of aircraft and benefits arising from aircraft finance lease constructions.

	September 30,	March 31,
(in millions of euro)	2003	2003

Investment incentive grants received under the Investment Account Act	18	20
Items related to aircraft financing	194	236

	212	256

5. Group equity

	September 30,	March 31,
(in millions of euro)	2003	2003

Stockholders’ equity	1,496	1,476
Share of third parties	1	1

Group equity	1,497	1,477

Changes in stockholders’ equity

	Priority	A-cum.	C-cum.	Common	Paid-in	Other	Stockholders'
(in millions of euro)	shares	shares	Shares	shares	surplus	reserves	Equity

Balance at March 31, 2003	—	18	14	94	474	876	1,476
Distribution to shareholders						(6)	(6)
Allocation from net income						36	36
Exchange rate differences/other						(10)	(10)

Balance at September 30, 2003	—	18	14	94	474	896	1,496

Movements with respect to exchange rate differences/other relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and movements in other reserves with respect to the valuation of financial instruments that qualify as cash flow hedges under SFAS 133/138.

6. Commitments and contingent liabilities

Commitments for tangible fixed assets on order or under construction
As of September 30, 2003, KLM had commitments for previously placed orders of € 810 million, of which € 765 million related to aircraft. The remainder of the commitments as of September 30, 2003 amounted to € 45 million and related to other tangible fixed assets.

Contingent liabilities regarding fleet retirement
For a number of aircraft held under operational leases, there is a contractual obligation to the lessor to return the aircraft in accordance with an agreed maintenance state. Any costs incurred for the fulfillment of this obligation will depend in part on the flight hours of the aircraft to the end of fiscal year 2006/07 and are currently estimated at approximately € 50 million. As of September 30, 2003 an amount of € 12 million was provided for.

Litigation
We and our consolidated holdings are involved in various other legal actions. Although we cannot predict the outcome of these actions, on the basis of information currently available and views expressed by counsel, KLM does not expect their outcome to adversely affect the financial position of the company to any material degree.

Rental agreements
As of September 30, 2003 KLM had long-term rental commitments amounting to € 1,455 million, which are due within the following periods:

	Operating leases
(in millions of euro)	of aircraft	Rental of buildings

1 – 12 months	179	37
> 12 – 24 months	192	26
> 24 – 36 months	172	24
> 36 – 48 months	142	20
> 48 – 60 months	92	17
> 60 months	335	219

	1,112	343

Guarantees have been provided up to an amount of € 125 million, € 98 million relates to various guarantees provided by KLM to third parties on behalf of consolidated holdings. These guarantees mainly relates to financial lease commitments (€ 53 million), passenger handling (€ 44 million), bank guarantees (€ 17 million), guarantees for personnel mortgages (€ 6 million) and some other small guarantees (€ 5 million). Except for the financial lease commitments no obligation has been recorded in relation to these guarantees. Guarantees were further provided for a number of consolidated holdings in accordance with Article 403, Book 2, of The Netherlands Civil Code. This information is part of the information on capital interests, which has been filed with the Trade Register of the Chamber of Commerce in Amsterdam. The debts of the companies, which are included in the consolidated balance sheet as of September 30, 2003 amounted to € 70 million.

7. Accounts Receivable

The accounts receivable balance has decreased when compared to March 31, 2003 due to the seasonality associated with the airline industry, as described in our annual report on Form 20-F.

8. Operating revenues

	Six months ended
	September 30

(in millions of euro)	2003	2002

Traffic revenues	2,701	3,161
Other revenues	335	371

	3,036	3,532

9. Operating Expenses

	Six months ended
	September 30

(in millions of euro)	2003	2002

Salaries and benefits	967	938
Aircraft fuel	396	454
Materials and consumables	184	235
Commercial costs	191	269
Landing fees and navigation charges	268	282
Third-party handling costs	115	119
Work by third parties	217	256
Depreciation	220	242
Operational aircraft lease expenses	87	87
Cost of housing, vehicles and inventories	68	77
Commercial cooperation	16	55
Ad hoc aircraft and truck rentals	46	54
Long term property rentals	17	16
Hired personnel	33	52
Other operating expenses	146	214

Total operating expenses	2,971	3,350

10. Operating income

Business segmentation for the six months ended September 30, 2003:

				Charter/
(in millions of euro)	Passenger	Cargo	E&M	Low Cost	Other	Eliminations	Total

Operating revenues	2,104	512	418	282	156	(436)	3,036
Operating expenses	2,024	485	412	249	237	(436)	2,971

Operating income	80	27	6	33	(81)	—	65

Business segmentation for the six months ended September 30, 2002:

				Charter/
(in millions of euro)	Passenger	Cargo	E&M	Low Cost	Other	Eliminations	Total

Operating revenues	2,413	535	490	312	190	(408)	3,532
Operating expenses	2,240	497	464	265	292	(408)	3,350

Operating income	173	38	26	47	(102)	—	182

11. Result of Holdings

Holdings refer to equity interests in which KLM has a significant influence.

12. Cash Flow Statement

Net capital expenditures on tangible fixed assets for the six months ended September 30, 2003 included the purchase of two Boeing 747-400ER freighters and two Boeing 737-700 aircraft. Three Boeing 757-200 aircraft were sold. Prepayments were made on one Boeing 747-400 freighter, four Boeing 777-200 and six A330-220 aircraft.

13. Post balance sheet events

At September 30, 2003 Air France and KLM announced that they expect to conclude an agreement that would lead to the creation of Europe’s leading airline group through a share exchange offer by Air France for KLM common shares. The terms of the offer, the combination and related transactions are contained in a framework agreement between Air France and KLM signed on October 16, 2003.

14. U.S. GAAP reconciliation

The Netherlands accounting principles (Netherlands GAAP) applied in the preparation of the Consolidated Financial information of KLM vary in certain significant aspects from generally accepted accounting principles in the United States (US GAAP). The following table summarizes the effects of US GAAP differences on the net income and stockholders’ equity.

With respect to the nature of the differences between Netherlands GAAP and US GAAP see note 28 to our annual consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2003.

Besides the differences described in the Form 20-F for the fiscal year ended March 31, 2003, the disposal of KLM UK’s low cost operation buzz resulted in an additional difference between Netherlands GAAP and US GAAP. KLM sold buzz in April 2003 to Ryanair. Under Netherlands accounting principles the sale of the buzz operation is not considered as a discontinued operation since KLM has not disposed of a significant separate activity as defined under NL GAAP. KLM is still operating a low cost business segment consisting of Transavia’s Basiqair. Under SFAS 144 the disposal of KLM uk’s low cost activity buzz is considered a discontinued operation as it qualifies as a component of an entity as per SFAS 144.

	Six months ended	Six months ended
(in millions of euro; except per share data)	September 30, 2003	September 30, 2002

Net income under Netherlands GAAP	36	97
Adjustments in accordance with US GAAP:
Goodwill	2	(1)
Pensions	41	86
Reorganization provision	(75)	—
Direct equity movements	(1)	(12)
Equity investments — Pension related	(7)	—

	(40)	73
Income tax effect on changes	12	(30)

Total adjustments	(28)	43
Net income in conformity with US GAAP	8	140

Net result of discontinued operations	—	(5)
Net result of continued operations	8	145

Net income under US GAAP	8	140

Net income per common share[m]:
- Basic	0.16	3.07
- Diluted	0.16	3.07
Net income from continuing operations per common share[n]:
- Basic	0.16	3.18
- Diluted	0.16	3.18
Average number of common shares outstanding (in thousands)[o]:
- Basic	44,188	45,290
- Diluted	44,188	45,290

(in millions of euro)	September 30, 2003	March 31, 2003

Stockholders’equity in conformity with Netherlands GAAP	1,496	1,476
Adjustments in accordance with US GAAP:
Goodwill	6	4
Pensions	2,026	2,010
Reorganization provision	0	75
Equity investments — Pension related	(7)	0
Income tax effect on changes	(709)	(738)

Total adjustments	1,316	1,351
Stockholders’equity in conformity with US GAAP	2,812	2,827

[m]	After taking the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C into account.

[n]	After taking the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C into account.

[o]	Excluding shares held by KLM.

New U.S. accounting standards

KLM has entered into various financing structures related to the sale and operational lease back of aircraft. Under US GAAP, upon adoption of FIN 46, KLM will be required to determine whether these structures are variable interest entities, and if so, to assess whether KLM is the primary beneficiary of these entities. If KLM is the primary beneficiary, it will be required to consolidate the variable interest entities. KLM is in the process of performing its initial assessment of these structures. KLM has identified aircraft operating leases where the lessor is a trust established specifically to purchase, finance and lease the aircraft and KLM, besides being the lessee, also acts as third party lender, together with other commercial lenders, to fund the lessor (“seller financing”). These loans amount to approximately € 25 million (secured by a mortgage on the aircraft) and are classified on KLM’s consolidated balance sheet under financial fixed assets. If these operating lease structures would be required to be consolidated, the maximum potential impact on KLM’s financial position would be the recognition of a tangible fixed asset and a lease obligation of approximately € 33 million as per September 30, 2003. No material impact is expected to arise on the company’s financial results or the cash position related to these lease structures.

In June 2001, FASB Statement 143, Accounting for Asset Retirement Obligations, was issued. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the relevant long-lived asset. This statement is effective for us on April 1, 2003. The adoption of SFAS No. 143 did not have a significant impact on the company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002 and had no material impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. Disclosures under Interpretation No. 45 are effective for us in the 2002/03 financial statements. Additionally, Interpretation No. 45 clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. No guarantees were issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are set out in Note 6 to these unaudited condensed consolidated interim financial statements.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it requires more prominent disclosures in both annual and interim financial statements. KLM does not intend to adopt either of the transition provisions allowed within SFAS 148. The disclosure requirements are provided below.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. KLM’s currently has no financial instruments that would need to be reclassified under SFAS 150.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. KLM has not entered into such contracts or modified existing contracts after June 30, 2003 or designate hedging relationships after June 30, 2003.

Reconciliation of operating income under Netherlands GAAP to US GAAP:

	Six months ended	Six months ended
(in millions of euro)	September 30, 2003	September 30, 2002

Operating income in conformity with Netherlands GAAP	65	182
Pensions	41	86
Reorganization provision	(75)	—
Goodwill	2	(1)
Result on sale of holdings	12	2
Result on sale of assets	7	(2)

Operating income in conformity with US GAAP	52	267

Statement of comprehensive income

For the period six months ended September 30, 2003, the figures stated in the table below are net of tax amounts.

	Six months ended	Six months ended
(in millions of euro)	September 30, 2003	September 30, 2002

Net income in conformity with US GAAP	8	140
Other comprehensive income, net of tax:
- foreign currency translation adjustments	(7)	(18)
- Unrealized gain/losses derivatives	(2)	(12)
- minimum pension liability	(8)	—

Other comprehensive income	(17)	(30)
Comprehensive income	(9)	110

Accumulated Other Comprehensive Income
For the six months ended September 30, 2003, the figures stated in the table below are net of tax amounts.

	Foreign
	currency	Unrealized	Minimum	Total accumulated
	translation	gains/losses	pension	other comprehensive
(in millions of euro)	adjustments	derivatives	liability	income (loss)

Balance sheet at March 31, 2003	(13)	(39)	(38)	(90)
Current period change	(7)	(2)	(8)	(17)
Balance sheet at September 30, 2003	(20)	(41)	(46)	(107)

The table below reconciles the balance sheet captions under Netherlands GAAP to the captions under US GAAP considering the accounting differences described in this note.

	At September 30,	At March 31,
(in millions of euro)	2003	2003

Intangible fixed assets
Intangible fixed assets in conformity with Netherlands GAAP	60	66
Goodwill	6	4

Intangible fixed assets in conformity with US GAAP	66	70

Financial fixed assets
Financial fixed assets in conformity with Netherlands GAAP	1,227	1,289
Reclassification of net deferred tax position	(117)	(128)
In-substance defeasance of lease obligations	249	317
Equity investments	(7)	—

Financial fixed assets in conformity with US GAAP	1,352	1,478

Deferred taxes
Net deferred tax position in conformity with NL GAAP	117	128
Income tax effect on OCI movement	—	13
Income tax on changes	(709)	(738)

Net deferred tax position in conformity with US GAAP	(592)	(597)

Prepaid expenses
Prepaid expenses in conformity with Netherlands GAAP	165	213
Pension costs	2,000	1,973

Prepaid expenses in conformity with US GAAP	2,165	2,186

Current liabilities
Current liabilities in conformity with Netherlands GAAP	1,869	2,190
Pension costs	(7)	(7)

Current liabilities in conformity with US GAAP	1,862	2,183

Long-term debt
Other long-term debt in conformity with Netherlands GAAP	3,539	3,427
In-substance defeasance of lease obligations	249	317

Other long-term debt in conformity with US GAAP	3,788	3,744

Provisions
Provisions in conformity with Netherlands GAAP	268	271
Early retirement provision	(17)	(17)
Reorganization provision	0	(75)
Pension costs	(2)	—

Provisions in conformity with US GAAP	249	179

Stock-based Compensation
The pro forma net income, calculated as if the fair value of the options granted to option holders would have been considered as compensation costs, is as follows:

	Six months ended	Six months ended
(in millions of euro; earnings per share in euro)	September 30, 2003	September 30, 2002

Net income (loss) in accordance with US GAAP	8	140
Add back: Stock-based employee compensation included in reported net income	—	—
Stock based employee compensation that would have been included in the determination of net income	—	—
Pro forma net income (loss)	8	140

Basic and diluted earnings per share in accordance with US GAAP: as reported	0.16	3.07
Add back: Stock-based employee compensation included in reported net income	—	—
Stock based employee compensation that would have been included in the determination of net income	(0.01)	(0.01)

Pro forma earnings per share	0.15	3.06

The nature of the options, which were granted in the six-month period ended September 30, 2003, is similar as those granted in previous years as described in our annual report on Form 20-F. All options granted in the six-month ended September 30, 2003 were of option type A.

The fair value of the Company’s 2003 option grants was estimated using a Black-Scholes option pricing model and the following assumptions:

	Six months ended	Six months ended
	September 30, 2003	September 30, 2002

Risk-free interest rate	2.8	3.3
Expected dividend yield	1.4	1.5
Expected option life	5.0	5.0
Expected stock price volatility	43.9	53.4

Weighted average fair value of options granted	2.71A	2.17A
during the period (in euro)	—	2.57B

This report is unaudited.

Amstelveen, December 29, 2003	The Board of Managing Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: December 30, 2003	By	/s/ R.A. Ruijter

Name : R.A. Ruijter
Title : Managing Director & CFO

	By	/s/ C. van Woudenberg

Name : C. van Woudenberg
Title : Managing Director & CHO